1345 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10017 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

October 30, 2019

Scott Stringer

Donna Di Silvio

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Cuentas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed April 15, 2019 File No. 000-54923

Dear Mr. Stringer and Ms. Di Silvio,

We are counsel to Cuentas, Inc., and acknowledge the staff’s comments in its letter of October 22, 2019 with respect to the location of Halperin Ilanit CPA, the auditor of Cuentas, Inc. (“Cuentas”).

Qualifications of Halperin Ilanit CPA

We note initially that Halperin Ilanit CPA is an accounting firm registered with the PCAOB and is licensed by the Israeli Auditor's Council of the Ministry of Justice. Halpern Ilanit CPA is fully familiar with U.S. GAAP, the auditing standards of the PCAOB, and the independence standards of the PCAOB and the Commission and, in addition to auditing the financial statements of Cuentas, Halperin Ilanit CPA has audited the financial statement of other SEC registrants.

Ilanit Halperin, the principal of Halperin Ilanit, CPA, has over 21 years of auditing experience. Prior to forming Halperin Ilanit CPA in 2018, Ms, Ilanit was, since 2007, a partner of Fahn Kanne Grant Thornton Israel, the sixth largest CPA firm in Israel and the Israeli member firm of Grant Thornton International Ltd. From 2011 until 2017, she was head of the firm’s High-Tech and Life Sciences Department. During her tenure at Fahn Kanne Grant Thornton Israel, Ms. Ilanit was the audit engagement partner of several companies listed in the United States.

Location of Auditor

We have reviewed “International Reporting and Disclosure Issues in the Division of Corporation Finance”, Section V.J., Location of the Auditor, which provides that the following factors are likely to be significant in most situations:

•	Are the majority of the registrant's assets, revenues, and operations located outside the US?
•	Are the majority of the registrant's assets, revenues, and operations located in the country where the auditor resides?
•	Are the registrant's management and accounting records located in the country where the auditor resides?
•	Is the majority of the audit work conducted outside the US?

We note that the guidance does not require the auditor to be licensed in the jurisdiction where the registrant maintains its principal corporate offices or where the registrant conducts its principal operations. That is, the audit report of a U.S.-based auditor would be acceptable to the Commission even though the audit client is a foreign private issuer with offices and operations located outside the U.S. It therefore appears to us that the principal consideration is whether the licensing standards applicable to the auditor are comparable to the licensing standards applicable to a U.S.-based auditor. We understand that a United States-based auditor would be required to be licensed by a domestic state board of accountancy, and are of the view that the professional standards that pertain to Israeli-licensed auditors are comparable to United States licensing standards.

Securities and Exchange Commission

October 30, 2019

Cuentas engaged Halperin Ilanit CPA in connection with the audit of its 2018 financial statements for the following reasons:

•	Prior to 2018, Cuentas (formerly Next Group Holdings, Inc.) had retained U.S.-based auditors to audit its financial statements: Marcum LLP for 2017 and Assurance Dimensions for 2016. As a smaller reporting company, Cuentas did not believe that it was receiving the responsiveness that it required from its auditor. Halperin Ilanit CPA not only provided such responsiveness, but in the view of the Cuentas Board, Halperin Ilanit CPA conducted the audit in a thorough and professional manner.

•	Even though the headquarters of Cuentas is located in the United States, Cuentas has significant ties to Israel:

o	The chief executive officer and largest shareholder of Cuentas is Arik Maimon, who has resided in Israel since 2017 and who conducts his business affairs principally from Israel. By virtue of his ownership of 51% of the Cuentas’ series B preferred shares, he has effective voting control over the company.
o	Ran Daniel, the chief financial officer of Cuentas, is an Israeli citizen who also spends significant time in Israel.

o	Adiv Baruch, the chief strategy officer of Cuentas and a director, resides in Israel.
o	Messrs. Maimon, Daniel and Baruch regularly meet in Israel with respect to matters involving Cuentas. It is their view that the Israeli location of Halperin Ilanit CPA enhances the ability of Cuentas management to engage and communicate with the company’s auditor.
o	Cuentas also performs certain of its development work in Israel.

•	In performing its audit of Cuentas’ financial statements, Halperin Ilanit CPA undertook a majority of its audit work in the United States, at the headquarters of the company. The fact that the office of Halperin Ilanit CPA is located in Israel did not adversely affect the audit process associated with the 2018 audit of Cuentas.

•	We are advised that the Cuentas Board is familiar with the PCAOB concept release relating to audit quality indicators (https://pcaobus.org/Rulemaking/Docket%20041/Release_2015_005.pdf ) The indicators identify measures that may assist boards and audit committees in evaluating the quality of audits and how high quality audits can be achieved. Although the Cuentas Board did not undertake a comprehensive analysis of the factors identified by the PCAOB, it is of the view that the audit performed by Halperin Ilanit CPA was of high quality.

•	On October 23, 2017, Cuentas completed the acquisition of Limecom, Inc. (“Limecom”), Limecom is a global telecommunication company, providing services to telecommunication providers all over the world. Limecom operates a network built on internet protocol (“IP”) switching equipment. Although Limecom was organized under the laws of Florida, a significant portion of its revenues derived from outside the United States, and its management and internal accounting staff are located in Ireland. Accordingly, during the 2018 audit period a significant portion of Cuentas’ revenues deriving from outside the United States, and it was therefore appropriate for Cuentas to retain an auditor that had an international presence. Please note, though, that in January 2019, Cuentas rescinded its acquisition of Limecom.

On the basis of the foregoing, the Cuentas Board of Directors is of the view that the retention of Halperin Ilanit CPA to audit the financial statements of Cuentas contained in its Form 10-K for the fiscal year ended December 31, 2018 was appropriate. The Company acknowledges the Staff’s views with respect to the location of the auditor, and understands that the Company’s Board of Directors will review this matter in connection with its determination to retain an auditor to audit the accounts of the Company for the fiscal year ending December 31, 2019.

Very truly yours,

/s/ Jeffrey W. Rubin

Jeffrey W. Rubin